Exhibit 99.2

Fiscal Q1 2022 Earnings Presentation February 1, 2022 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021 and comparable fiscal year 2020. Please also review the information contained in Amdocs’ press release dated February 1, 2022 with respect to earnings for fiscal Q1 2022. The press release contains additional information regarding Amdocs’ outlook for fiscal years 2022, 2023 and 2024 and certain non-GAAP metrics and their reconciliations. 2 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

Today’s Speakers Shuky Tamar Sheffer Rapaport-Dagim President & Chief Financial Officer & Chief Executive Officer Chief Operating Officer 3 Information Security Level 0 – Public. © 2022 2022 – Proprietary & Confidential Information of Amdocs

Earnings call agenda Strategy & Business Performance Update 1 Shuky Sheffer, President & Chief Executive Officer Financial Review & Outlook 2 Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A 4 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

President & Chief Executive Officer Strategy and business performance update 5 Information Security Level 0 – Public. © 2022 2022 – Proprietary & Confidential Information of Amdocs

Strategy and business performance update 1 Q1 FY2022: business and financial achievements 2 Q1 FY2022 progress in strategic domains: executing against our key growth pillars 3 Financial outlook 6 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

# Great start to FY2022

Delivering accelerated revenue growth by bringing market-leading innovation designed to meet the industry's megatrends

## Strong sales momentum

**Additional awards** with many of our long-standing global customers

Globe
AT&T
T Mobile
vodafone

**Won new logos** and expanded geographically

PPF
Vodacom Africa

**Ongoing commitment** to R&D, innovation and extending technological leadership

## Execution

**Record number**
of customer milestones deliveries

Unrivalled reputation for project delivery



Q1 2020
Q1 2021
Q1 2022

## M&A

Acquired
**DevOpsGroup**

**Boutique** UK–based **cloud** company of Industry experts delivering **highly specialized** cloud services

Focuses on **cloud** strategy

**Geographically** complements FY2021 Sourced Group acquisition

Completed previously announced acquisition of
**Roam Digital**

**Growing projekt202's geographical presence, expanding its capabilities in APAC**

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Enriching lives, progressing society Our ESG journey Recognized for our diversity & inclusion impact: Peru Mexico Israel Government Human Rights National recognition for Campaign best award Amdocs’s places to work for for diversity in commitment for LGBTQ+ business inclusion For a 3rd year in a row: Included in the Dow Jones Sustainability Index 2019, 2020 & 2021 – North America Promoting employability of diverse populations Hiring & upskilling women in India coming back from career breaks Cloud migration project that supports the expansion of London’s ultra-low emissions zone to improve the city’s air quality Tens of digital inclusion activities worldwide – promoting connectivity, accessibility and employability 8 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

Committed to our people A warm welcome to all those who have recently joined the Amdocs family, and my sincere thanks to all our people for their dedication, resilience and commitment to ensuring a great start to our fiscal year to our 29,000 people worldwide 9 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

Strong performance in Q1-FY2022 Revenue 1,2 12-month backlog 1 Non-GAAP EPS 3 $1,105M, accelerated Record of $3.83B $1.20 growth of 10.6% YoY Driven by North America, Above guidance +9.7% YoY with high activity levels midpoint +$140M QoQ across top customers ($1.15 $1.21) 1. Pro forma. excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix 10 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

# Progress in Strategic Domains

Market-leading innovation to support our customer's critical business needs, and provide an amazing experience to consumer and enterprise customers

## CLOUD

**Journey to the cloud**: accelerate cloud adoption

- T-Mobile — Cloud migration
- T-Mobile — DATA ONE
- NEW LOGO — PPF — Cloud transformation

## 5G

**5G monetization**: support exciting new 5G use cases

- NEW LOGO — Vodacom Africa — 5G charging & policy solution
- melita — IoT and 5G
- Samsung Electronics America — 5G-ready CBRS solutions

## DIGITAL

**Digital modernization**: enhance customer experience and transform operations

- NEW LOGO — Summit — BSS & OSS uplift
- NEW LOGO — Consumer Cellular — Amdocs eSIM solution
- vodafone Turkey — Quality engineering

## NETWORK AUTOMATION

**Network automation**: deliver and automate dynamic, real-time network-based services

- LUMEN — OSS modernization
- Globe — Network optimization services
- Tier 1 North American customer — OSS modernization

## MEDIA

**Monetize** partner ecosystem and **retain** customers' end-users; support **content delivery** and monetization

- XL axiata — MARKET ONE
- astro — Media bundling

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# Looking ahead: a new era of accelerated growth

Providing three-year FY2022-2024 annual revenue growth outlook of 6%-10%[1][2]

Highly recurring revenue, strong business visibility and durable multi-year customer engagements

Early innings of customer's multi-year investment cycle driven by industry megatrends

Right strategy to monetize a large and expanding funnel of opportunity

**A** FY2022-2024 Revenue Growth Outlook

**6.0%-10.0%**[1][2]

Annual three-year revenue growth target

(Guidance does not depend on a material level of M&A activity)

**B** FY2022 Revenue and EPS Guidance

Tracking at **higher end** of guidance range for both revenue and EPS:

| | |
|---|---|
| Revenue growth<br>Pro forma, constant currency [1,2] | 6.0%-10.0% |
| Non-GAAP [3] EPS growth<br>Pro forma [1] | 8.0%-12.0% |

1. Pro forma excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Pro forma non-GAAP diluted. See reconciliation tables in appendix

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Chief Financial Officer & Chief Operating Officer Financial Update & Outlook 13 Information Security Level 0 – Public. © 2022 2022 – Proprietary & Confidential Information of Amdocs

Q1 2022 Results Q1 2022 Revenue vs. Guidance $ Millions Q1 Revenue $1,105 million +10.6% YoY (1)(2) Above guidance midpoint $1,105 ($1,080M $1,120M) $1,100 Q1 Non-GAAP(3) Operating Margin Record revenue in Q1 2022 Original Q1F22 Q1F22A 17.5%, +20 bps YoY Guidance (midpoint) Best-ever quarter in North America Consistent with midpoint of annual Non-GAAP operating margin +20 basis target range of 17.2% 17.8% points YoY, including accelerated R&D investments Q1 2022 Revenue by Region Q1 GAAP Diluted EPS $ Millions $1.07 Above guidance high-end Rest of World ($0.91 $0.99) $217 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. North Q1 Non-GAAP(3) Diluted EPS 2. Constant currency. Assumes exchange rates in the current period were Europe America unchanged from the prior period $1.20 $143 $745 3. Non-GAAP. See reconciliation tables in appendix Above guidance midpoint ($1.15 $1.21) 14 Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

Record Quarterly 12-Month Backlog(1) in Q1F22 12-Month Backlog $ Billions 12-month backlog growth has accelerated year-over-year over the past several quarters $3.83 $3.69 $3.59 +9.7% $3.54 ( (1) record level as of $3.49 YoY December 31, 2021 +9.7% YoY, $140M QoQ Q1F21 Q2F21 Q3F21 (1) Q4F21 Q1F22 Record Managed Services Revenue in Q1F22 $ Millions 57% 60% Leading Indicator $660 million $660 $624 12-month backlog Managed services arrangements may typically covers ~80% include large-scale digital transformation projects, and support business model of forward 12-month resiliency with highly recurring revenue Q1F21 Q1F22 streams, multi-year engagements and high 1. Excludes OpenMarket, revenue renewal rates Revenue which was divested on December 31, 2020 Managed Services as % Total 15 Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

# Balance Sheet & Cash Flow

We remain comfortable with our balance sheet

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

**DSO's**

**79 days**

+1 day YoY and +6 days QoQ

*DSO's may fluctuate from quarter to quarter*

**Deferred revenue > unbilled**

**+$100 million**

Deferred revenue: +$86M QoQ

Unbilled receivables: -$14M QoQ

*Items fluctuate from quarter to quarter in line with normal business activities.*

**Q1 2022 Free cash flow[2] bridge**

$ Millions



$204
$57
$147
$29
$9
$186
Cashflow from Operations
Net capex & other
Reported FCF
Israel campus
Other
Normalized FCF

*Figures may not sum due to rounding

**Liquidity: Cash + Credit Facility**

**$1.4 billion**

Ample liquidity including available $500M revolving credit facility

Baa2 Moody's

BBB S&P

Remain committed to maintaining our Investment grade credit rating

**Cash, Credit Facility & Debt Position**

$ Millions, as of December 31, 2021



Credit Facility
Cash
$500
$869
$650
Liquidity
Debt [1]

1. $650M senior note, maturing June 2030
2. Non-GAAP. See reconciliation tables in appendix

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Q1 2022 Cash Returned to Shareholders FY2022E Normalized FCF outlook(1) $ Millions $ Millions Dividends, $45 $131 $19 $650 $500 Share repurchases, $171 As of December 31, roughly $0.8B of share Reported Israel Other Normalized Reiterating normalized free cash repurchase authorization capacity remained FCF campus FCF flow (FCF) outlook of $650M in FY2022, equating to ~100% cash Normalized FCF(1): Three-year historical trend and FY2022E outlook conversion 140% 103% 100% % Normalized FCF(1)/ 88% 100% Non-GAAP Net Income(1) Expect a majority of normalized free 89% 100% 99% cash flow to be returned to % of Normalized FCF FY2022E guidance: shareholders by way of share Returned to Shareholders return repurchases and quarterly cash majority dividend payments in FY2022 $869 Normalized FCF(1) ($M) $613 $527 $650 FY2019 FY2020 FY2021 FY2022E 1. Non-GAAP. See reconciliation tables in appendix (Guidance) 17 Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

# Q2 & FY2022 Outlook

Tracking at **higher end** of pro forma[1] outlooks for revenue [4] and diluted non-GAAP[2] EPS growth in FY2022E

Positioned to deliver **double-digit** total shareholder returns for the **second** year running



Revenue Growth
YoY% Growth Constant Currency(4)
FY21 and FY22E revenue is pro forma(1) constant currency(4)
2.3%
4.1%
2.4%
7.0%
10%
6%
Tracking at higher end of pro forma guidance
FY2018
FY2019
FY2020
FY2021 (1)(4)
FY2022E (1)(4)



Total Shareholder Return(3)
Non-GAAP(2) Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22E non-GAAP EPS growth is presented pro forma(1)
7.6%
8.6%
5.3%
11.7%
12%
8.0%
6.1%
6.9%
3.0%
9.8%
1.5%
1.7%
2.3%
1.9%
2.1%
Tracking at higher end of pro forma guidance
FY2018
FY2019
FY2020
FY2021 (1)
FY2022E (1)
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price): FY2022E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.395 as of share price on 11/2/21
4. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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Q&A 19

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Appendix Reconciliation Tables 21

Q2 Fiscal 2022E Outlook Revenue $1,110 $1,150 million GAAP EPS $0.96 $1.04 Non-GAAP(2) EPS $1.22 $1.28 Share Count 124 million Effective Tax Rate Above high-end of annual Tracking at higher end of Non-GAAP(2) target range of 13%-17% pro forma(1) outlooks for revenue (3) and diluted non Full Year Fiscal 2022 Outlook GAAP(2) EPS growth in Revenue growth Includes unfavorable foreign currency 3.4% 7.4% FY2022E As reported impact of 0.6% YoY versus 0.3% previously Revenue growth 6.0% 10.0% Pro forma(1), constant currency(3) Non-GAAP(2) EPS growth 6.3% 10.3% As reported 1. Pro forma metrics exclude the financial impact of OpenMarket (which was Non-GAAP(2) EPS growth divested on December 31, 2020) from fiscal year 2021. 8.0% 12.0% Pro forma(1) 2. Non-GAAP. See reconciliation tables in appendix Operating Margin 17.2%-17.8% Non-GAAP(2) 3. Constant currency. Assumes exchange rates in the current period were Effective Tax Rate unchanged from the prior period 13.0%-17.0% Non-GAAP(2) Free cash flow(2) $500 million Normalized free cash flow(2) $650 million 22 Information Security Level 0 – Public © 2022 – Proprietary & Confidential Information of Amdocs

Q2 Fiscal 2022E Outlook Revenue $1,110 $1,150 million GAAP EPS $0.96 $1.04 Non-GAAP(2) EPS $1.22 $1.28 Share Count 124 million Effective Tax Rate Above high-end of annual Tracking at higher end of Non-GAAP(2) target range of 13%-17% pro forma(1) outlooks for revenue (3) and diluted non Full Year Fiscal 2022 Outlook GAAP(2) EPS growth in Revenue growth Includes unfavorable foreign currency 3.4% 7.4% FY2022E As reported impact of 0.6% YoY versus 0.3% previously Revenue growth 6.0% 10.0% Pro forma(1), constant currency(3) Non-GAAP(2) EPS growth 6.3% 10.3% As reported 1. Pro forma metrics exclude the financial impact of OpenMarket (which was Non-GAAP(2) EPS growth divested on December 31, 2020) from fiscal year 2021. 8.0% 12.0% Pro forma(1) 2. Non-GAAP. See reconciliation tables in appendix Operating Margin 17.2%-17.8% Non-GAAP(2) 3. Constant currency. Assumes exchange rates in the current period were Effective Tax Rate unchanged from the prior period 13.0%-17.0% Non-GAAP(2) Free cash flow(2) $500 million Normalized free cash flow(2) $650 million 22 Information Security Level 0 – Public © 2022 – Proprietary & Confidential Information of Amdocs

# Reconciliation Tables

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) The amounts under "Purchase of property and equipment, net", include proceeds from sale of property and equipment of $269 and $53 for the three months ended 31 December 2021 and 2020, respectively.

## AMDOCS LIMITED
### Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

| | Three months ended December 31, 2021[a] | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Reconciliation items | | | | | | |
| | GAAP | Amortization of purchased intangible assets and other | Equity based compensation expense | Changes in certain acquisitions related liabilities measured at fair value | Gain from sale of a business | Other | Tax effect | Non-GAAP |
| Operating expenses: | | | | | | | | |
| Cost of revenue | $ 716,718 | $ - | $ (7,147) | $ 1,027 | $ - | $ - | $ - | $ 710,598 |
| Research and development | 81,945 | - | (1,223) | - | - | - | - | 80,722 |
| Selling, general and administrative | 128,076 | - | (8,371) | - | - | - | - | 119,705 |
| Amortization of purchased intangible assets and other | 17,747 | (17,747) | - | - | - | - | - | - |
| Total operating expenses | 944,486 | (17,747) | (16,741) | 1,027 | - | - | - | 911,025 |
| Operating income | 160,146 | 17,747 | 16,741 | (1,027) | - | - | - | 193,607 |
| Interest and other expense, net | (2,562) | - | - | - | - | (3,605) | - | (6,167) |
| Gain from sale of a business | 10,000 | - | - | - | (10,000) | - | - | - |
| Income taxes | 33,982 | - | - | - | - | - | 3,323 | 37,305 |
| Net income | $ 133,602 | $ 17,747 | $ 16,741 | $ (1,027) | $ (10,000) | $ (3,605) | $ (3,323) | $ 150,135 |

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# Reconciliation Tables

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) The amounts under "Purchase of property and equipment, net", include proceeds from sale of property and equipment of $269 and $53 for the three months ended 31 December 2021 and 2020, respectively.

**AMDOCS LIMITED**
**Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP**
(In thousands)

| | Three months ended December 31, 2020 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Reconciliation items | | | | | | |
| | GAAP | Amortization of purchased intangible assets and other | Equity based compensation expense | Changes in certain acquisitions related liabilities measured at fair value | Gain from sale of a business | Other | Tax effect | Non-GAAP |
| Operating expenses: | | | | | | | | |
| Cost of revenue | $ 728,716 | $ - | $ (4,941) | $ (15,334) | $ - | $ - | $ - | $ 708,441 |
| Research and development | 75,669 | - | (832) | - | - | - | - | 74,837 |
| Selling, general and administrative | 121,888 | - | (6,804) | - | - | - | - | 115,084 |
| Amortization of purchased intangible assets and other | 19,870 | (19,870) | - | - | - | - | - | - |
| Total operating expenses | 946,143 | (19,870) | (12,577) | (15,334) | - | - | - | 898,362 |
| Operating income | 140,200 | 19,870 | 12,577 | 15,334 | - | - | - | 187,981 |
| Interest and other expense, net | (6,490) | - | - | - | - | 1,199 | - | (5,291) |
| Gain from sale of a business | 226,410 | - | - | - | (226,410) | - | - | - |
| Income taxes | 60,488 | - | - | - | - | - | (30,770) | 29,718 |
| Net income | $ 299,632 | $ 19,870 | $ 12,577 | $ 15,334 | $ (226,410) | $ 1,199 | $ 30,770 | $ 152,972 |

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